                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549






                                   FORM 11-K




                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934





(Mark One)


/X/ Annual report pursuant to Section 15(d) of the Securities Act of 1934 (Fee required)


     For the fiscal year ended December 31, 1995





                                       OR






/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)


For the transition period from ____________________to _______________________




Commission file number              33-63806
                       -------------------------------------------------------



                      The Raymond Corporation Savings Plan
- ------------------------------------------------------------------------------
                            (Full title of the plan)



                            The Raymond Corporation
- ------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)



                    S. Canal Street, Greene, New York 13778
- ------------------------------------------------------------------------------
                    (Address of principal executive office)

                              REQUIRED INFORMATION

The Raymond Corporation Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1995 and 1994, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   The Raymond Corporation Savings Plan
                                   ------------------------------------
                                             (Name of Plan)


Date  June 28, 1996                    /s/ William B. Lynn
                                   ------------------------------------
                                           William B. Lynn
                                           Trustee

                                   APPENDIX 1

                      The Raymond Corporation Savings Plan


                         FINANCIAL STATEMENTS AS OF AND
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994,
              SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
              DECEMBER 31, 1995, AND INDEPENDENT AUDITORS' REPORT

                      The Raymond Corporation Savings Plan



                                     Index



                               December 31, 1995


                                                                          Page
                                                                          ----
  I Required Information:
    Report of Independent Auditors ..................................       5
    Statement of Net Assets Available for Benefits, With Fund
     Information - 1995 .............................................       6
    Statement of Net Assets Available for Benefits, With Fund
     Information - 1994 .............................................       7
    Statement of Changes in Net Assets Available for Benefits, With
     Fund Information - 1995 ........................................       8
    Statement of Changes in Net Assets Available for Benefits, With
     Fund Information - 1994 ........................................       9
    Notes to Financial Statements ...................................      10


    Schedules
    Schedule of Assets Held for Investment Purposes as of
     December 31, 1995 ..............................................      15
    Schedule of Reportable Transactions .............................      16

 II Exhibit A - Consent of Independent Auditors .....................      19

                         Report of Independent Auditors


Trustees of The Raymond Corporation
    Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Raymond Corporation Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Syracuse, New York
June 24, 1996

                      The Raymond Corporation Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information



                                                                   December 31, 1995
                                                             Fund Information
                      ------------------------------------------------------------------------------------------------
                                                                                              Retirement
                        Corporate       Basic                   International                  Reserves
                           Bond         Value        Capital       Equity        Raymond         Money        Loan
                           Fund          Fund         Fund          Fund        Stock Fund    Market Fund     Fund       Total
                      ------------------------------------------------------------------------------------------------------------
Assets
Investments, at fair
   value                $1,162,708     $2,657,173   $2,327,348    $1,011,423    $2,109,411      $481,770                $9,749,833
Participant loans
   receivable                                                                                                $490,692      490,692
                      ------------------------------------------------------------------------------------------------------------
Total investments       1,162,708      2,657,173    2,327,348     1,011,423     2,109,411        481,770     490,692    10,240,525

Receivables:
   Employee
     contribution           1,377          3,127        3,047         1,528         2,870            682                    12,631
   Interest and
     dividends                                                                                     2,126                     2,126
   Interfund
     receivable                                                                                                                  -
                      ------------------------------------------------------------------------------------------------------------
Total receivables           1,377          3,127        3,047         1,528         2,870          2,808           -        14,757

Cash                       18,180         42,653       39,881        19,201        15,137                                  135,052
                      ------------------------------------------------------------------------------------------------------------
Total assets            1,182,265      2,702,953    2,370,276     1,032,152     2,127,418        484,578     490,692    10,390,334

Liabilities
Interfund payable                                                                                                                -
                      ------------------------------------------------------------------------------------------------------------
Net assets  available
   for benefits        $1,182,265     $2,702,953   $2,370,276    $1,032,152    $2,127,418      $484,578     $490,692   $10,390,334
                      ============================================================================================================


                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information





                                                                           December 31, 1994
                                                                  Fund Information
                                     ----------------------------------------------------------------------------
                                                                          Money
                                          Bond            Equity         Market        Raymond         Loan
                                          Fund             Fund           Fund        Stock Fund       Fund            Total
                                     -----------------------------------------------------------------------------------------------
Assets
Investments, at fair value             $ 2,254,541     $ 2,984,282      $  888,335    $ 1,158,048                  $ 7,285,206
Participant loans receivable                                                                         $  368,444        368,444
                                     -----------------------------------------------------------------------------------------------
Total investments                        2,254,541       2,984,282         888,335      1,158,048       368,444      7,653,650


Receivables:
   Employee contribution                    (3,503)        (12,079)         19,308          9,118                       12,844
   Interest and dividends                   31,667                                                                      31,667
   Interfund receivable                                     34,068                        107,598                      141,666
                                     -----------------------------------------------------------------------------------------------
Total receivables                           28,164          21,989          19,308        116,716                      186,177

Cash                                                                                                                         -
                                     -----------------------------------------------------------------------------------------------
Total assets                             2,282,705       3,006,271         907,643      1,274,764       368,444      7,839,827

Liabilities
Interfund payable                          103,430                          38,236                                     141,666
                                     -----------------------------------------------------------------------------------------------
Net assets available for benefits      $ 2,179,275     $ 3,006,271      $  869,407    $ 1,274,764    $  368,444    $ 7,698,161
                                     ===============================================================================================


                       See notes to financial statements.

                             The Raymond Corporation

           Statement of Changes in Net Assets Available for Benefits,
                              With Fund Information

                                                                  Year ended December 31, 1995
                                                                         Fund Information
                                      --------------------------------------------------------------------------------------
                                                    Paine Webber                               Merrill Lynch Trust Company
                                      ------------------------------------------               -----------------------------
                                                                      Money
                                                       Equity         Market       Raymond      Conversion      Corporate
                                       Bond Fund        Fund           Fund       Stock Fund       Fund         Bond Fund
                                      ------------- -------------- ------------- ------------- -------------- --------------
Additions to net assets
   attributed to:
Investment income:
   Net appreciation (depreciation)
     in fair value of investments      $   152,970  $    541,842                 $    310,141                 $     28,192
   Interest and dividends                   59,361        28,694    $   25,924            956  $     67,657         19,101
                                      ------------- -------------- ------------- ------------- -------------- --------------
                                           212,331       570,536        25,924        311,097        67,657         47,293
Employee contributions                     167,299       301,848       144,654        275,964        55,415        120,548
Other additions                                                                                      70,889
                                      ------------- -------------- ------------- ------------- -------------- --------------
Total additions                            379,630       872,384       170,578        587,061       193,961        167,841

Deductions from net assets
   attributed to:
Benefits paid to participants              165,585       159,649       129,622         81,736             -         10,007
                                      ------------- -------------- ------------- ------------- -------------- --------------
Net increase (decrease) prior to
   transfers                               214,045       712,735        40,956        505,325       193,961        157,834

Transfer (from) Paine Webber to
   Merrill Lynch                        (2,387,612)   (3,597,271)     (949,460)                   6,934,343
Interfund transfers, net                    (5,708)     (121,735)       39,097        347,329    (7,128,304)     1,024,431
                                      ------------- -------------- ------------- ------------- -------------- --------------
Net increase (decrease)                 (2,179,275)   (3,006,271)     (869,407)       852,654             -      1,182,265

Net assets available for benefits:
   Beginning of year                     2,179,275     3,006,271       869,407      1,274,764             -              -
                                      ------------- -------------- ------------- ------------- -------------- --------------
   End of year                        $          -  $          -   $         -   $  2,127,418  $          -   $  1,182,265
                                      ============= ============== ============= ============= ============== ==============

                               (RESTUBBED TABLE)

                                                                   Year ended December 31, 1995
                                                                        Fund Information
                                      -------------------------------------------------------------------------
                                                            Merrill Lynch Trust Company
                                      ------------------------------------------------------------
                                                                                     Retirement
                                          Basic         Capital     International     Reserves
                                        Value Fund       Fund        Equity Fund     Money Fund     Loan Fund       Total
                                       ------------- -------------- -------------- --------------- ------------ --------------
Additions to net assets
   attributed to:
Investment income:
   Net appreciation (depreciation)
     in fair value of investments      $     71,658  $    (33,973)  $      14,527                                $  1,085,357
   Interest and dividends                    67,783       181,972           1,433   $   10,529     $   26,008         489,418
                                       ------------- -------------- -------------- --------------- ------------ --------------
                                            139,441       147,999          15,960       10,529         26,008       1,574,775
Employee contributions                      305,613       292,278         128,924       60,468                      1,853,011
Other additions                                                                                                        70,889
                                       ------------- -------------- -------------- --------------- ------------ --------------
Total additions                             445,054       440,277         144,884       70,997         26,008       3,498,675


Deductions from net assets
   attributed to:
Benefits paid to participants                53,083        13,420          11,566      181,834              -         806,502
                                       ------------- -------------- -------------- --------------- ------------ --------------
Net increase (decrease) prior to
   transfers                                391,971       426,857         133,318     (110,837)        26,008       2,692,173

Transfer (from) Paine Webber to
   Merrill Lynch                                                                                                            -
Interfund transfers, net                  2,310,982     1,943,419         898,834      595,415         96,240               -
                                       ------------- -------------- -------------- --------------- ------------ --------------
Net increase (decrease)                   2,702,953     2,370,276       1,032,152      484,578        122,248       2,692,173

Net assets available for benefits:
   Beginning of year                              -             -               -            -        368,444       7,698,161
                                       ------------- -------------- -------------- --------------- ------------ --------------
   End of year                         $  2,702,953  $  2,370,276    $  1,032,152   $  484,578     $  490,692    $ 10,390,334
                                       ============= ============== ============== =============== ============ ==============

                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                                          Year ended December 31, 1994
                                                                               Fund Information
                                               ----------------------------------------------------------------------------------
                                                                               Money
                                                    Bond            Equity     Market      Raymond        Loan
                                                    Fund             Fund       Fund      Stock Fund      Fund            Total
                                               -----------------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
   Net (depreciation) appreciation in fair
     value of investments                        $ (245,559)    $  (96,577)               $  148,452                 $ (193,684)
   Interest and dividend income                     131,731         48,921    $ 25,732                   $ 18,826       225,210
                                               -----------------------------------------------------------------------------------
                                                   (113,828)       (47,656)     25,732       148,452       18,826        31,526

Employee contributions                              367,604        580,320     136,383       139,434                  1,223,741
                                               -----------------------------------------------------------------------------------
Total additions                                     253,776        532,664     162,115       287,886       18,826     1,255,267

Deductions from net assets attributed to:
Benefits paid to participants                       129,054         99,815      55,070       155,290                    439,229
                                               -----------------------------------------------------------------------------------
Net increase prior to interfund transfers           124,722        432,849     107,045       132,596       18,826       816,038

Interfund transfers, net                           (393,746)       184,446     (78,376)      206,298       81,378             -
                                               -----------------------------------------------------------------------------------
Net (decrease) increase                            (269,024)       617,295      28,669       338,894      100,204       816,038

Net assets available for benefits:
   Beginning of year                              2,448,299      2,388,976     840,738       935,870      268,240     6,882,123
                                               -----------------------------------------------------------------------------------
   End of year                                   $2,179,275     $3,006,271    $869,407    $1,274,764     $368,444    $7,698,161
                                               ===================================================================================

                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

                          Notes to Financial Statements

                           December 31, 1995 and 1994


1. Significant Accounting Policies

The accounting records of The Raymond Corporation Savings Plan (the "Plan") are maintained on the accrual basis.

Investments are stated at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities, for which no sale was reported on that date, are valued at the average of the last reported bid and ask prices.

Participant loans are stated at their unpaid balances which approximate market value in the aggregate.

The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sale of securities are based on the specific cost of investments sold.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Benefits are recorded when paid.

2. Description of the Plan

General

The Plan is a defined contribution 401(k) salary reduction plan. Substantially all employees of The Raymond Corporation (the "Company") are eligible to participate in the Plan. Employees become eligible subsequent to completion of one year of service and their twenty-first birthday. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                      The Raymond Corporation Savings Plan

2. Description of the Plan (Continued)

Contributions

The Plan is funded entirely by employee contributions, which immediately become 100% vested. Participants elect to make pre-tax contributions between 1% and 20% of their compensation through June 30, 1995 and between 1% and 15% of their compensation thereafter to the Plan through direct payroll withholdings up to a maximum contribution of $9,240 for 1995 and 1994. The payroll deduction can be changed quarterly. Individual participant accounts are credited for the respective gains or losses of the funds selected.

The Plan accepts rollover contributions or transfers from other qualified plans.

Investment Options

Investments since July 1, 1995 are held by Merrill Lynch Trust Company. Upon enrollment in the Plan, participants have a choice of allocating their contributions in 1% increments to six funds. Investment elections can be changed daily through Interactive Voice Response. A brief description of these investment options follows:

    Raymond Stock Fund

    The Raymond Stock Fund invests in common stock of The Raymond Corporation. During 1995 the stock's market price ranged from a high of $23.50 to a low of $15.00. At December 31, 1995 and June 24, 1996 the market price was $22.75 and $17.00, respectively. The 1996 stock price includes the effect of the 5% stock dividend paid March 28, 1996.


    Corporate Bond Fund

    The Corporate Bond Fund invests primarily in corporate fixed-income securities, such as corporate bonds and notes, convertible securities and preferred stocks.

    Basic Value Fund

    The Basic Value Fund seeks capital appreciation and income by investing in securities, primarily equities, that management of the fund believes are undervalued compared to their historical valuation.

                      The Raymond Corporation Savings Plan

2. Description of the Plan (Continued)

    Capital Fund

    The Capital Fund seeks to achieve the highest total investment return consistent with prudent risk utilizing equity, debt, and convertible securities.

    International Equity Fund

    The International Equity Fund seeks capital appreciation and income by investing in equity securities of issuers located in countries other than the United States.

    Retirement Reserves Money Fund

    The Retirement Reserves Money Fund seeks current income, the preservation of capital and liquidity, available from investing in a diversified portfolio of short-term money market securities.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined yearly by the Administrative Committee. Interest rates range from 6% to 11%. Principal and interest is paid ratably through monthly payroll deductions.

The Conversion Fund represents a temporary investment conduit account which was utilized for the transfer of assets from Paine Webber to Merrill Lynch.

Until July 1995, the following three investment options, in addition to the Raymond Stock Fund, were available through Paine Webber:

    Paine Webber Bond Fund

    The Paine Webber Bond Fund invests mainly in fixed-income obligations, including government and private bonds, debentures, notes and certificates of deposit.

                      The Raymond Corporation Savings Plan

2. Description of the Plan (Continued)

    Paine Webber Equity Fund

    The Paine Webber Equity Fund invests primarily in capital stock of businesses other than the Company, bonds or other securities convertible into capital stock and shares of mutual funds.

    Paine Webber Money Market Fund

    Paine Webber Money Market Fund invests in short-term government obligations, bank certificates of deposit, commercial paper, banker's acceptances and shares of money market mutual funds.

Payment of Benefits

Withdrawals from the Plan may be made upon the attainment of age 59-1/2. Participants may borrow up to 50% of their accounts within certain specific limitations. Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met. Distributions resulting from retirement upon reaching the age of 65, death, or termination are made in the form of lump sum payments representing the entire amount of the participant's account at the valuation date.

Other

Detailed information about the plan agreement, the vesting and benefit provisions, and the allocation and investment provisions is provided in the Summary Plan Description which is available from the Trustees of the Plan.

3. Differences Between Financial Statements and Form 5500

During 1994, the Plan changed its method of accounting for liabilities to former Plan participants to conform with changes made in the AICPA Audit and Accounting Guide for Audits of Employee Benefit Plans. Under the prior method, a liability was recorded for amounts which had been allocated to persons that had withdrawn from the Plan. The effect of this was not material to net assets available for benefits.

Such obligations do not require accrual in Plan financial statements, but are required to be reported as liabilities in the Plan's Form 5500 (Annual Return/Report of Employee Benefit Plans). Accordingly, benefits payable, which amount to $4,793 and $232,401 at December 31, 1995 and 1994, are reconciling items between the Plan financial statements and Form 5500.

                      The Raymond Corporation Savings Plan

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1995 and 1994 is as follows:

                                                                                   1995              1994
                                                                             -----------------------------------
    Common Stock:
        The Raymond Corporation                                                $   1,901,991     $   1,151,144

    Mutual Funds:
        Merrill Lynch Trust Company Basic Value Fund                               2,657,173
        Merrill Lynch Trust Company Capital Fund                                   2,327,348
        Merrill Lynch Trust Company Corporate Bond Fund                            1,162,708
        Merrill Lynch Trust Company International Equity Fund                      1,011,423

    Money Funds:
        RMA Money Market Portfolio                                                                     888,335
        SANSOM ST Money Market Portfolio                                                               736,827

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the fund shall be administered for the sole benefit of the participants and their beneficiaries. In addition, each participant would continue to be fully vested in the value of his or her account. At termination, the net assets of the Plan would be distributed to each participant based upon his or her account balance as of the distribution date.

7. Transactions With Parties-in-Interest

The Raymond Corporation pays all legal, accounting and other administrative fees of the Plan. Each participant pays their allocated portion of investment transaction fees. The Plan has had no other agreements or transactions with parties-in-interest.

                      The Raymond Corporation Savings Plan

     Schedule of Assets Held for Investment Purposes as of December 31, 1995



                                                             Description of Investment
                                                             Including Maturity Date,
              Identity of Issue, Borrower,                       Rate of Interest,                                Current
                Lessor, or Similar Party                       Par or Maturity Value             Cost              Value
- --------------------------------------------------------------------------------------------------------------------------------

Raymond Stock Fund
The Raymond Corporation Common Stock                              83,604 shares             $   1,303,612    $    1,901,991
CMA Government Securities Money Fund                             207,420 shares                   207,420           207,420
                                                                                           -------------------------------------
Total Raymond Stock Fund                                                                    $   1,511,032    $    2,109,411
                                                                                           =====================================

Merrill Lynch Mutual Funds
Merrill Lynch Trust Company Basic Value Fund                      93,946 shares             $   2,584,882    $    2,657,173
Merrill Lynch Trust Company Capital Fund                          76,373 shares                 2,359,969         2,327,348
Merrill Lynch Trust Company Corporate Bond
    Fund                                                          98,829 shares                 1,134,058         1,162,708
Merrill Lynch Trust Company International
    Equity Fund                                                   90,959 shares                   994,477         1,011,423
                                                                                           =====================================
Total Mutual Funds                                                                           $  7,073,386     $   7,158,652
                                                                                           =====================================

Merrill Lynch Money Fund
Merrill Lynch Trust Company Retirement
    Reserves                                                     481,770 shares              $    481,770     $     481,770
                                                                                           =====================================

Loan Fund
Participant loans                                                 6.00% - 10.00%             $       --       $     490,692
                                                                                           =====================================

Total investments                                                                            $  9,066,188     $  10,240,525
                                                                                           =====================================

                      The Raymond Corporation Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1995


                                                                                                  Current
                                               Number of       Number          Cost or            Value or           Net Gain
                Description                    Purchases      of Sales         Proceeds             Cost              (Loss)
- -------------------------------------------- --------------- ------------ ------------------- ----------------- -------------------

Category (i) - A Single Transaction in Excess of 5% of Plan Assets

Merrill Lynch International Equity
    Fund                                            1                     $      897,177      $      897,177

Merrill Lynch Basic Value Fund                      1                          2,297,149           2,297,149

Merrill Lynch Capital Fund                          1                          1,921,809           1,921,809

Merrill Lynch Corporate Bond                        1                          1,023,929           1,023,929

CMA Government Securities Fund                      1                          6,927,593           6,927,593
                                                                   1             516,706             516,706
                                                                   1           6,069,176           6,069,176

Merrill Lynch Retirement Reserves
    Fund                                            1                            582,110             582,110

Paine Webber Retirement Money                       1                          1,685,521           1,685,521
    Fund                                                           1           1,685,521           1,685,521
                                                                   1           1,834,571           1,834,571
                                                    1                            416,164             416,164
                                                                   1             416,164             416,164
                                                    1                          1,159,806           1,159,806
                                                                   1           1,159,806           1,159,806

SANSOM ST Money Market                              1                            454,028             454,028
    Portfolio                                       1                            802,435             802,435
                                                                   1             761,968             761,968
                                                    1                          1,094,829           1,094,829
                                                                   1           1,094,829           1,094,829

RMA Money Market Portfolio                                         1             947,903             947,903

                      The Raymond Corporation Savings Plan

                          Year ended December 31, 1995

                                                                                                  Current
                                               Number of       Number          Cost or            Value or           Net Gain
                Description                    Purchases      of Sales         Proceeds             Cost              (Loss)
- -------------------------------------------- --------------- ------------ ------------------- ----------------- -------------------

Category (iii) - A Series of Transactions in Excess of 5% of Plan Assets

CMA Government Securities Fund                     42                     $    8,175,605       $    8,175,605
                                                                  33           8,175,605            8,175,605

Merrill Lynch Retirement Reserves                  27                            657,553              657,553
    Fund                                                           9             190,319              190,319

Merrill Lynch International Equity                 11                          1,022,187            1,022,187
    Fund                                                          12              26,220               26,755     $       (535)

Merrill Lynch Basic Value Fund                     18                          2,659,700            2,659,700
                                                                  12              74,793               74,298              495

Merrill Lynch Capital Fund                         17                          2,389,587            2,389,587
                                                                  12              25,569               25,294              275

Merrill Lynch Corporate Bond                       15                          1,158,590            1,158,590
    Fund                                                           7              21,263               21,058              205

Raymond Stock Fund                                 15                            554,768              554,768
                                                                  24             372,948              285,193           87,755

Paine Webber Retirement Money                      95                          6,506,073            6,506,073
    Fund                                                          62           6,778,152            6,778,152

SANSOM ST Money Market                            195                          4,575,556            4,575,556
    Portfolio                                                    110           5,312,383            5,312,383

RMA Money Market Portfolio                         36                            239,688              239,688
                                                                   8           1,128,023            1,128,023

U.S. Treasury Note, 6.25%, due                      2                             70,422               70,422
    February 15, 2003                                              3             221,738              377,111         (155,373)

U.S. Treasury Bill due June 15,
    1995                                            3                            443,544              443,544

                      The Raymond Corporation Savings Plan

                          Year ended December 31, 1995


                                                                                                   Current
                                               Number of       Number          Cost or            Value or          Net Gain
                Description                    Purchases      of Sales         Proceeds             Cost             (Loss)
- -------------------------------------------- --------------- ------------ ------------------- ------------------ ---------------
U.S. Treasury Note, 6.0%, due                       2                     $      345,556      $      345,556
    June 30, 1996                                                  2             336,000             345,841     $      (9,841)

U.S. Treasury Note, 7.25%, due                      1                             53,609              53,609
    May 15, 2016                                                   2             365,761             399,083           (33,322)

U.S. Treasury Note, 6.5%, due                       2                            290,693             290,693
    September 30, 1996                                             1             283,136             292,235            (9,099)

U.S. Treasury Note, 4.25%, due                      1                            235,924             235,924
    December 31, 1995                                              3             234,881             241,732            (6,851)

                                  II. Exhibit A





                        Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-63806) pertaining to The Raymond Corporation Savings Plan of our report dated June 24, 1996, with respect to the financial statements and schedules of The Raymond Corporation Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.





                                                /S/ Ernst & Young LLP

Syracuse, New York
June 24, 1996